[redacted]

BB 3/7

12012358

S MMISSION

SEC
Mail Processing
Section

FEB 28 2012

Washington, DC
125

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response......	12.00

SEC FILE NUMBER
8- 42532

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2011 (MM/DD/YY) AND ENDING 12/31/2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Pro Finance Associates, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2877 Historic Decatur Rd. # 200
(No. and Street)

San Diego (City) CA (State) 92106 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Lawrence Lichter or Peter Yu 818 7890265
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lichter, Yu & Associates
(Name – *if individual, state last, first, middle name*)

16133 Ventura Blvd. # 450 (Address), Encino (City), CA (State) 91436 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BB 3/14

OATH OR AFFIRMATION

I, Michael B. Jones, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ProFinance Associates, Inc., as of December 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MB Jones
Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

State of California County of San Diego

Subscribed and sworn to (or affirmed) before me on this 22 **day of** FEB, **20** 12 **by** MICHAEL BRUCE JONES **proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.**

Signature ________

(Seal)

PAULINA SOTO
COMM. #1900961
Notary Public - California
San Diego County
My Comm. Expires Aug. 22, 2014

ProFinance Associates, Inc.

Financial Statements

December 31, 2011 and 2010

LICHTER, YU AND ASSOCIATES
CERTIFIED PUBLIC ACCOUNTANTS

16133 VENTURA BLVD., SUITE 450
ENCINO, CALIFORNIA 91436
TEL (818)789-0265 FAX (818) 789-3949

Independent Auditor's Report

The Board of Directors
ProFinance Associates, Inc.
San Diego, California

We have audited the accompanying statements of financial condition of ProFinance Associates, Inc. as of December 31, 2011 and 2010, and the related statements of operations and changes in stockholder's equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining evidence, on a test basis, supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ProFinance Associates, Inc. as of December 31, 2011 and 2010, and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Lichter, Yu + Associates

Lichter, Yu & Associates
Certified Public Accountants

Encino, California
February 21, 2012

ProFinance Associates, Inc.
Statements of Financial Condition
December 31, 2011 and 2010

Assets

	2011	2010
Current Assets		
Cash	$ 20,030	$ 25,258
Fees receivable	20,329	34,659
Interest receivable	10,252	5,120
Prepaid expenses	-	1,630
Total Current Assets	50,611	66,667
Fixed Assets		
Property and equipment, net of accumulated depreciation of $47,676 and $41,966	1,842	7,552
Total Fixed Assets	1,842	7,552
Other Assets		
Loan receivable	40,000	40,000
Deposit	3,872	3,872
Total Other Assets	43,872	43,872
Total Assets	$ 96,325	$ 118,091

Liabilities and Stockholder's Equity

	2011	2010
Current Liabilities		
Accounts payable and accrued expenses	$ 11,890	$ 5,510
Total Current Liabilities	11,890	5,510
Stockholder's Equity		
Common stock, no par value, authorized 2,500 shares, 1,000 shares issued and outstanding	10,000	10,000
Additional paid in capital	154,750	109,750
Accumulated deficit	(80,315)	(7,169)
Total Stockholder's Equity	84,435	112,581
Total Liabilities and Stockholder's Equity	$ 96,325	$ 118,091

See Accompanying Independent Auditor's Report and Notes

ProFinance Associates, Inc.
Statements of Operations
For the Years Ended December 31, 2011 and 2010

	2011	2010
Revenue		
Consulting and financing fees	$ 191,100	$ 125,125
Total Revenue	191,100	125,125
Expense		
Salaries, payroll taxes and benefits	151,935	149,836
Dues and subscriptions	2,683	5,674
Insurance	3,519	7,372
Professional services	14,125	18,400
Rent	46,534	57,239
Telephone	7,596	6,471
Travel expenses	12,124	2,074
Depreciation	5,710	10,508
Other expenses	26,852	22,791
Total Expenses	271,078	280,365
Loss from operations	(79,978)	(155,240)
Other (Income) and Expense		
Interest income	(7,632)	(8,216)
Realized investment (gain) loss	-	(7,164)
Unrealized investment (gain) loss	-	6,023
Total Other (Income) and Expense	(7,632)	(9,357)
Loss Before Provision for Income Taxes	(72,346)	(145,883)
Income tax provision	800	800
Net Loss	$ (73,146)	$ (146,683)

See Accompanying Independent Auditor's Report and Notes

ProFinance Associates, Inc.
Statements of Cash Flows
For the Years Ended December 31, 2011 and 2010

	2011	2010
Cash used in operating activities:		
Net Loss	$ (73,146)	$ (146,683)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation	5,710	10,508
Salary paid by transfer of investment	-	40,000
Realized investment (gain) loss	-	(7,164)
Unrealized investment (gain) loss	-	6,023
Decrease (Increase) from interest receivable	(5,132)	4,957
Decrease (Increase) from fees receivable	14,330	(9,318)
Decrease (Increase) in prepaid expenses	1,630	(1,630)
(Decrease) Increase in accounts payable	6,380	(5,108)
(Decrease) Increase in income tax payable	-	(1,893)
Total Adjustments	22,918	36,375
Net cash used in operations	(50,228)	(110,308)
Cash flows from investing activities:		
Proceeds from investments	-	30,871
Net cash provided by investing activities	-	30,871
Cash flows from financing activities:		
Stockholder's contribution	45,000	-
Net cash provided by financing activities	45,000	-
Net change in cash	(5,228)	(79,437)
Cash at beginning of period	25,258	104,695
Cash at end of period	$ 20,030	$ 25,258
Supplemental cash flow disclosures:		
Income tax payments	$ -	$ 4,323

See Accompanying Independent Auditor's Report and Notes

ProFinance Associates, Inc.
Statements of Changes in Stockholder's Equity
For the Years Ended December 31, 2011 and 2010

	2011	2010
Common Stock		
Balance at beginning of year	$ 10,000	$ 10,000
Balance at end of year	10,000	10,000
Additional paid in capital		
Balance at beginning of year	109,750	109,750
Contributions	45,000	-
Balance at end of year	154,750	109,750
Accumulated deficit		
Balance at beginning of year	(7,169)	139,514
Net loss	(73,146)	(146,683)
Balance at end of year	(80,315)	(7,169)
Total Stockholder's Equity	$ 84,435	$ 112,581

See Accompanying Independent Auditor's Report and Notes

ProFinance Associates, Inc.
Notes to Financial Statements

NOTE A Organization:

ProFinance Associates, Inc. (Company) was incorporated in the state of New Jersey in August 1985. The Company acts as specialized investment bankers for the defense/securities and maritime industries and for various service businesses throughout the United States and abroad, and is a member of the Financial Industry Regulatory Authority ("FINRA"). The basic services of the Company are to assist in arranging financing for client companies and to identify and assist in negotiating merger and acquisition transactions. The Company does not carry customer accounts or handle customer securities.

Note B Summary of Significant Accounting Policies:

Revenue and Expense Recognition:

Revenues are generally recognized by the Company only upon the close of a transaction and when collectability is reasonably assured. Whether or not a transaction closes, the Company is generally entitled to a reimbursement of out-of-pocket expenses.

Expenses are recognized under the accrual method of accounting.

Cash and Cash Equivalents:

For purposes of the statement of financial condition and cash flows, cash equivalents include all highly liquid debt instruments with original maturities of three months or less which are not securing any corporate obligations.

Property and Equipment:

Property and Equipment are carried at cost. Property additions and betterments are charged to the property accounts, while maintenance and repairs are expensed as incurred. Whenever an asset is retired or disposed of, its cost and accumulated depreciation or amortization is removed from the respective accounts, and the resulting gain or loss is credited or charges to income.

Depreciation is computed using the straight-line and declining-balance methods over the following estimated useful lives:

Office Equipment	3 to 10 years
Furniture and Fixtures	3 to 10 years
Leasehold Improvements	Balance of lease at time of acquisition

Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentration of Credit Risk:

Financial instruments that potentially subject the Company to concentrations of credit risk are cash, accounts receivable and other receivables arising from its normal business activities. The Company places its cash in what it believes to be credit-worthy financial institutions. However, cash balances may have exceeded the FDIC insured levels at various times during the year. The Company has a diversified customer base. The Company controls credit risk related to accounts receivable through credit approvals, credit limits and monitoring procedures. The Company routinely assesses the financial strength of its customers and, based upon factors surrounding the credit risk, establishes an allowance, if required, for uncollectible accounts and, as a consequence, believes that its accounts receivable credit risk exposure beyond such allowance is limited.

Fair Value of Financial Instruments:

For certain of the Company's financial instruments, including cash and equivalents, restricted cash, accounts receivable, accounts payable, accrued liabilities and short-term debt, the carrying amounts approximate their fair values due to their short maturities. ASC Topic 820, "Fair Value Measurements and Disclosures," requires disclosure of the fair value of financial instruments held by the Company. ASC Topic 825, "Financial Instruments," defines fair value, and establishes a three-level valuation hierarchy for disclosures of fair value measurement that enhances disclosure requirements for fair value measures. The carrying amounts reported in the balance sheets for receivables and current liabilities each qualify as financial instruments and are a reasonable estimate of their fair values because of the short period of time between the origination of such instruments and their expected realization and their current market rate of interest. The three levels of valuation hierarchy are defined as follows:

Level 1 inputs to the valuation methodology are quoted prices for identical assets or liabilities in active markets.

Level 2 inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3 inputs to the valuation methodology are unobservable and significant to the fair value measurement.
The Company analyzes all financial instruments with features of both liabilities and equity under ASC 480, "Distinguishing Liabilities from Equity," and ASC 815.

As of December 31, 2011 and 2010, the Company did not identify any assets and liabilities that are required to be presented on the balance sheet at fair value.

Income Taxes:

The Company adopted the provisions of Interpretation ("FIN") No. 48, "Accounting for Uncertainty in Income Taxes–an Interpretation of FASB Statement No. 109" (ASC 740). ASC 740 prescribes a new threshold for determining when an income tax benefit can be recognized, which is a higher threshold than the one imposed for claiming deductions on income tax returns. The adoption of ASC 740 did not have any impact on the Company's financial statements. The Company's federal and state income tax returns are subject to possible examination by the taxing authorities until the expiration of the related statutes of limitations on those tax returns. In general, the federal and state income tax returns have a three year statute of limitations. The Company would recognize accrued interest and penalties associated with uncertain tax provisions, if any, as part of the income tax provision.

At December 31, 2011 and 2010, the Company had not taken any significant uncertain tax positions on its tax returns for 2011 and prior years or in computing its tax provision for 2011.

The Company, with the consent of its shareholder, has elected to be treated as an S Corporation under the applicable provisions of the Internal Revenue Code. Accordingly, items of income, loss, credits and deductions are not taxed within the Corporation but are reported on the income tax return of the shareholder for federal tax purposes. At December 31, 2011 and 2010 the Company made an appropriate state income tax provision for minimum state tax of $800 and $800, respectively.

NOTE C Revenues from Significant Clients:

The nature of the Company's business is to complete a small number of transactions each year for a limited number of clients. As such, it is normal for there to be revenue concentrations from significant clients. During the year ended December 31, 2011 and 2010 the Company had four clients which accounted for approximately 68% and 74% of its fee revenue respectively.

NOTE D Cash:

The Company maintains its cash balances at banks and a brokerage house located in San Diego, California. The bank balances are insured by the Federal Deposit Insurance Corporation and the brokerage account by the Securities Investor Protection Corporation up to $250,000. As of December 31, 2011 and 2010, there were no uninsured cash balances.

NOTE E Fixed Assets:

At December 31, 2011 and 2010, Furniture, Leasehold Improvements and Equipment consisted of the following:

A summary is as follows:

	December 31, 2011	December 31, 2010
Office equipment	$ 19,841	$ 19,841
Furniture and fixtures	22,301	22,301
Leasehold improvements	7,376	7,376
	49,518	49,518
Less accumulated depreciation	(47,676)	(41,966)
	$ 1,842	$ 7,522

Depreciation expense was $5,710 and $10,508 for the years ended December 31, 2011, and 2010.

NOTE F Net Capital Requirement:

Pursuant to the net capital provisions of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital as defined under such provisions (SEC Rule 15c-3-1). Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2011 and 2010, the Company had net capital requirements of $5,000 and net capital of approximately $8,140 and $19,748, respectively.

NOTE G Loan Receivable:

As of December 31, 2011 and 2010 the Company has a loan receivable from another corporation in the amount of $40,000 with interest at 12% per annum, which was due and payable on April 9, 2009. The interest rate increased to 18% per annum since the loan was not fully paid by April 9, 2009. The Company has accrued interest of $10,252 and $5,120 as of December 31, 2011 and 2010 respectively for this loan. Management has made no reserve against this loan as it believes it is fully collectible. The Company has been collecting interest payments.

NOTE H Leases:

The Company leases an office under non-cancelable operating lease. The lease expires in October 2016. Rent expense for years ended December 31, 2011 and 2010 was $46,534 and $57,239, respectively. The future minimum lease obligation resulting from the agreement is as follows:

Fiscal year ended December 31,		
2012	$	41,484
2013		42,667
2014		43,524
2015		44,393
2016		37,420
	$	209,488

NOTE I Related Party Transaction and Commitments:

Michael B. Jones owns 100% of ProFinance Associates, Inc. As of December 31, 2011 and 2010, he also owned 50% of SeaPro, LLC with his wife. The Company signed a lease agreement to lease suite 200 in the building located at 2877 Historic Decatur, San Diego, CA 92106 owned by SeaPro, LLC, with a deposit of $3,872. See Note H.

NOTE J Customer Protection Rule Exemption:

The Company relied on Section K(2)(ii) of the Securities and Exchange Commission Rule 15c3-3 to exempt them from the provisions of the rule.

NOTE K Subsequent Event:

The Company adopted the provisions of Statement of Financial Accounting Standards ("SFAS") No. 165, "Subsequent Events" (ASC 855). ASC 855 establishes new accounting and disclosure requirements for subsequent events. Management has evaluated subsequent events through February 21, 2012 the date on which the financial statements were available to be issued. Management is not aware of any subsequent events that require recognition or disclosure in the financial statements.

Supplemental Schedules

ProFinance Associates, Inc.
Computation of Net Capital and Aggregate Indebtedness
Pursuant to Rule 15c3-1
December 31, 2011 and 2010

SCHEDULE I

	2011	2010
Equity - End of Year	$ 84,435	$ 112,581
Less Non Allowable Assets		
Receivable	20,329	34,659
Loan and Interest Receivable	50,252	45,120
Furniture and Fixtures (net of depreciation)	1,842	7,552
Deposit and Prepaid Expense	3,872	5,502
Total Non Allowable Assets	76,295	92,833
Net capital before haircuts	8,140	19,748
(Increase) Decrease in Hair Cuts or Undue Concentration	-	-
Net Capital	$ 8,140	$ 19,748
Total Liabilities	11,890	5,510
Aggregated Indebtedness	11,890	5,510
Net Capital Required	5,000	5,000
Minimum Net Capital Required 6 2/3% of Aggregated Indebtedness	793	367
Minimum Dollar Requirement	5,000	5,000
Net Capital Requirement (greater of the two)	5,000	5,000
Excess Net Capital	3,140	14,748
Excess Net Capital @ 1000% (Net Capital - 10% of Aggregate Indebtedness)	$ 6,951	$ 19,197

See Accompanying Independent Auditor's Report and Notes

ProFinance Associates, Inc.
Reconciliation of Net Capital Computation with Focus II Report
December 31, 2011 and 2010

SCHEDULE II

	2011	2010
Net Capital Per Focus II Report	$ 17,508	$ 22,799
Increase (Decrease) in income due to audit adjustments	(3,366)	(1,421)
(Increase) Decrease in non allowable assets	(6,002)	(1,630)
Net Capital	$ 8,140	$ 19,748

	2011	2010
Reconciliation of Audit Adjustments:		
Correction of income	$ (5,000)	$ -
Correction to interest receivable	7,632	-
Correction to expense account	(4,368)	(3,051)
Correction of prepaid expense	(1,630)	1,630
Increase (Decrease) in income due to audit adjustments	$ (3,366)	$ (1,421)

See Accompanying Independent Auditor's Report and Notes

ProFinance Associates, Inc.
Computation for Determination of Reserve Requirements and Information Relating to the Possession and Control Requirements Under Rule 15C3-3

December 31, 2011 and 2010

Schedule III

ProFinance Associates, Inc. relies on Section K(2)(ii) of the Securities and Exchange Rule 15c3-3 to exempt them from the provisions of these rules.

LICHTER, YU AND ASSOCIATES
CERTIFIED PUBLIC ACCOUNTANTS

16133 VENTURA BLVD., SUITE 450
ENCINO, CALIFORNIA 91436
TEL (818)789-0265 FAX (818) 789-3949

The Board of Directors
ProFinance Associates, Inc.
San Diego, California

In planning and performing our audit of the financial statements of ProFinance Associates, Inc. as of December 31, 2011, we considered its internal control, including activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Act of 1934, we have made a study of the practices and procedures followed by the Company including test of such practices and procedures that we considered relevant to the objectives state in Rule 17a-5(g) in making the periodic computation of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with exemptive provision of Rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verification and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related cost of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal controls or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in the internal control that might be material weakness under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amount that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities that we consider to be material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Lichter, Yu & Associates
Certified Public Accountants

Encino, California
February 21, 2012

LICHTER, YU AND ASSOCIATES
CERTIFIED PUBLIC ACCOUNTANTS

16133 VENTURA BLVD., SUITE 450
ENCINO, CALIFORNIA 91436
TEL (818)789-0265 FAX (818) 789-3949

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

The Board of Directors
ProFinance Associates, Inc.
San Diego, California

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2011, which were agreed to by ProFinance Associates, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating ProFinance Associates, Inc.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). ProFinance Associates, Inc.'s management is responsible for the ProFinance Associates, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement recorded entries for check number 4709 in the amount for $290 and check to be issued in the amount of $207, noting no differences;

2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2011, see attached "Reconciliation of Form X-17A-5 to Form SIPC-7T", as applicable, with the amounts reported in Form SIPC-7T for the year ended December 31, 2011 noting no difference;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers, see attached "Reconciliation of Adjustments on Form SIPC-7T", noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments, see "Reconciliation of Calculations on Form SIPC-7T" noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed noting no differences, if applicable. There was no overpayment.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Lichter, Yu + Associates

February 21, 2012
Encino, California

ProFinance Associates, Inc.
Reconciliation of Form X-17A-5 to Form SIPC-7T

Revenue audited:		
Total revenue	$	191,100
Interest income		7,632
Total revenue audited for the year ended December 31, 2011		198,732
Total revenue reported on Form SIPC-7T		198,732
(Over) Under reported	$	-

See Independent Accountant's Report

ProFinance Associates, Inc.
Reconciliation of Adjustments on Form SIPC-7T

Adjustments reported on Form SIPC-7T	
No adjustment	$ -
Total adjustments reported on Form SIPC-7T	-
General Ledger Comparison:	
No adjustment	-
(Over) Under reported	$ -

See Independent Accountant's Report

ProFinance Associates, Inc.
Reconciliation of Calculations on Form SIPC-7T

Total revenue reported on Form SIPC-7T	$	198,732
Total adjustments reported on Form SIPC-7T		-
SIPC net operating revenues	$	198,732
General assessment @ .0025	$	497
Amount reported on Form SIPC-7T	$	497
(Over) Under reported	$	-

See Independent Accountant's Report